

12061745

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
Section

JUN 14 2012

Washington DC
405

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 13852

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2011 (MM/DD/YY) AND ENDING 03/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rothschild Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1251 Avenue of the Americas
(No. and Street)

New York	NY	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christa Schackert 212-403-3689
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue	New York	NY	10154
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Christa Schackert, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rothschild Inc., as of March 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Director of Finance-Controller

Title



MARILOU P. REVENTAR
Notary Public, State of New York
No. 31-4994048
Qualified in New York County
Commission Expires July 30, 2014

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ROTHSCHILD INC.

(A Wholly-Owned Subsidiary of Rothschild North America Inc.)

March 31, 2012

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Rothschild Inc.:

We have audited the accompanying consolidated statement of financial condition of Rothschild Inc. and subsidiaries (the Company) as of March 31, 2012, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Rothschild Inc. and subsidiaries as of March 31, 2012, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

June 11, 2012

ROTHSCHILD INC.

(A Wholly-Owned Subsidiary of Rothschild North America Inc.)

Consolidated Statement of Financial Condition

March 31, 2012

Assets	
Cash and cash equivalents	$ 165,394,400
Investment banking and advisory fees receivable, net	15,591,500
Receivables from related parties	33,668,600
Securities owned, at fair value	222,100
Equipment, furniture and leasehold improvements, at cost (net of accumulated depreciation and amortization of $8,000,000)	897,300
Deferred taxes	16,586,300
Prepaid expenses and other assets	2,147,900
Total assets	$ 234,508,100
Liabilities and Stockholder's Equity	
Liabilities:	
Accounts payable and accrued expenses	$ 115,819,600
Payables to related parties	19,395,100
Taxes payable	3,377,900
	138,592,600
Stockholder's equity:	
Common stock, $10 par. Authorized 2,000 shares; issued and outstanding 856 shares	8,600
Additional paid-in capital	77,690,100
Retained earnings	18,216,800
Total stockholder's equity	95,915,500
Total liabilities and stockholder's equity	$ 234,508,100

See accompanying notes to consolidated statement of financial condition.

(1) Organization

Rothschild Inc. (the Company) is a wholly-owned subsidiary of Rothschild North America Inc. (the Parent) and is a registered broker-dealer. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company's activities and sources of revenue include financial advisory services for mergers and acquisitions, restructuring, and private placements and underwriting.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The consolidated financial statements include the accounts of Rothschild Inc. and its wholly-owned subsidiary, Five Arrows Capital Markets LLC. The Company's policy is to consolidate all entities in which it owns more than 50% of the outstanding voting stock unless it does not control the entity. All material intercompany transactions and balances, if any, have been eliminated in consolidation.

All amounts are denominated in U.S. dollars. Transactions denominated in foreign currencies are translated into U.S. dollars using applicable exchange rates.

(b) Cash and Cash Equivalents

Cash equivalents include interest-bearing deposits having original maturities of less than three months. Substantially all of the Company's cash and cash equivalents are held in money market accounts at two major financial institutions and, therefore, are subject to the credit risks of the financial institutions.

(c) Securities Owned

Securities owned are reflected in the consolidated statement of financial condition at fair value with realized and unrealized gains and losses reflected in the consolidated statement of income.

(d) Investment Banking and Advisory Fees

Investment banking and advisory fees receivable, net, includes $1,067,000 of unbilled expenses and services. Receivables are shown net of an allowance for doubtful accounts of $1,225,900.

The Company's investment banking and advisory fees receivable are subject to the credit risk associated with customer nonperformance. An allowance is maintained based on management's estimate of probable losses.

(e) Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns filed by its Parent, Rothschild North America Inc. In addition, the Company files stand-alone tax returns in certain states. Income taxes are calculated using the separate return method, and the amount of current tax expense or benefit calculated is either remitted to or received from Rothschild North America Inc. The Company accounts for income taxes in accordance with FASB ASC 740,

Income Taxes, which requires recognition of tax benefits or expenses on the temporary differences between the financial reporting and the tax basis of assets and liabilities. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

In accordance with FASB ASC 740, *Income Taxes*, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. A tax position that fails to meet a more likely than not recognition threshold will result in either reduction of current or deferred tax assets, and/or recording of current or deferred tax liabilities.

(f) Depreciation

Depreciation of equipment and furniture is provided on a straight-line basis, using the half-year convention, over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the lesser of their economic useful lives or the terms of the underlying lease.

(g) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and the differences may be material.

(h) Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties, which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. Based on experience, the Company expects the risk of loss to be remote.

(i) Recent Pronouncements

In May 2011, the FASB issued ASU 2011-04, *Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRS*. ASU 2011-04 amends ASC Topic 820, *Fair Value Measurements and Disclosures*. The amendments clarify the application of existing fair value measurements and disclosure requirements, change certain principles related to measuring fair value, and require additional disclosures about fair value measurements. For nonpublic companies, the guidance is effective for annual periods beginning after December 15, 2011. This ASU is not expected to have a material impact on the Company's financial condition, results of operation, or cash flows.

(Continued)

(3) Fair Value Measurements

Fair value measurements are defined by ASC 820, *Fair Value Measurements and Disclosures*, which establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measurements. Pursuant to ASC 820, the fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, the "exit price", in an orderly transaction between market participants at the measurement date.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures.

ASC 820 outlines a fair value hierarchy. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered Level 1 measurements) and the lowest priority to unobservable inputs (which are considered Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, whether directly or indirectly;

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models and similar techniques.

The following table represents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of March 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents	$ 81,145,800	—	—	81,145,800
Equity securities	209,400	12,700	—	222,100
Total assets at fair value	$ 81,355,200	12,700	—	81,367,900

There have not been any transfers between Level 1 and Level 2 of the fair value hierarchy during the year ended March 31, 2012.

(4) Income Taxes

The Company's net deferred tax asset is comprised of:

Deferred tax assets:		
Deferred compensation	$	16,758,000
Accrued compensation		(4,929,600)
Pension obligations		2,242,200
Depreciation and amortization, net		1,233,400
Allowance for doubtful accounts		508,700
Deferred rent		438,900
Tax reserves		129,100
Unrealized gain or loss on investment		126,600
Other		79,000
Net deferred tax asset	$	16,586,300

The Company believes that the net deferred tax asset is realizable because this future deductible amount is more likely than not to be realized based on the likelihood of future taxable income, the availability of loss carryback, tax planning strategies, and reversals of temporary items.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such positions are then measured based on the largest benefit that has a greater than 50% likelihood of being realized upon settlement. At March 31, 2012, both accounts payable and accrued expenses include gross unrecognized tax benefits of $567,100.

At March 31, 2012, accounts payable and accrued expenses include interest expense related to the unrecognized tax benefits of $97,400.

The Company anticipates that it is reasonably possible that the total amount of gross unrecognized tax benefits recorded at March 31, 2012 will decrease within 12 months by an amount up to $216,400, including related interest, as a result of the lapse of the statute of limitations in various taxing jurisdictions.

The Company is subject to taxation in the U.S. and various state and local jurisdictions. The Company's tax years for 2008 (fiscal 2009) to present are open to examination by U.S. federal taxing authorities. The Company's tax years for 2009 (fiscal 2010) to present are open to examination by New York State tax authorities. Tax years for 2008 (fiscal 2009) to present are open to examination by New York City tax authorities. Rothschild North America Inc. (the Parent) is currently under IRS audit for the fiscal years ending March 31, 2008 through March 31, 2010.

(5) Employee Profit-Sharing Plan

The Company has a funded profit-sharing plan covering all of its eligible employees. A portion of the contributions to the plan are at the discretion of the Company and are established annually by management.

(Continued)

(6) Postretirement Benefit Agreements

The Company maintains an unfunded pension agreement constituting a retirement benefit obligation as defined by ASC 715-30 *Defined Benefit Plans – Pension* (formerly known as APB 12 and FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans)*, covering a designated employee. All amounts associated with this plan have been vested. The agreement does not provide for health or other benefits for the employee. A liability of $5,402,700 related to this benefit is reported in accounts payable and accrued expenses on the consolidated statement of financial condition as of March 31, 2012, based on a discount rate of 2.51%.

(7) Deferred Compensation

Included in accounts payable and accrued expenses at March 31, 2012 was $40,380,200 associated with both voluntary and involuntary deferred compensation plans to both current and former employees and $57,639,600 related to current year bonuses that were not subject to deferral and were substantially paid in May 2012. Included in employee compensation and benefits, in the consolidated statement of income, is $22,741,000 related to amortization of deferred compensation awards for fiscal years 2009 to 2012. The total deferred compensation disbursements for the fiscal year ended March 31, 2012 was $9,607,000. As of March 31, 2012, voluntary and involuntary deferred compensation plan benefits expected to be paid in each of the next three fiscal years are $15,869,300 in 2013, $22,240,500 in 2014 and $18,959,500 in 2015.

Effective for the year ended March 31, 2009 and going forward, a portion of annual bonus amounts over certain thresholds are subject to mandatory deferral and additional vesting conditions. Compensation subject to mandatory deferral earns interest at a rate determined annually by management. For the fiscal year ended March 31, 2012, the interest rate for mandatory deferred compensation was 1.65%. One-third of the deferred annual bonus earned vests and becomes payable on each of the 1st, 2nd and 3rd anniversary dates of the initial deferral provided that the employee remains employed at the Company. Subject to terms of the agreement, unrecognized compensation expenses associated with mandatory deferrals as of March 31, 2012 were $25,508,300.

Effective December 31, 2009, the Company's Parent discontinued its voluntary deferred compensation plan whereby senior employees had been able to make annual elections to defer a percentage of their salary or annual bonus. Deferred compensation related to this plan earns interest at a rate determined by management annually at the end of each calendar year. For the fiscal year ended March 31, 2012, the interest rate for this plan was 4.25% from April 1, 2011 through December 31, 2011 and 4.00% from January 1, 2012 through March 31, 2012. The deferred amounts, plus interest, will be paid out, based on elections determined by the employees, not extending beyond 2020.

(8) Transactions with Related Parties

The Company enters into agreements with related parties to provide investment banking and advisory services for clients. The Company shares fees with related parties based upon work performed. Operating expenses are payable to or receivable from related parties for services rendered or expenses incurred on behalf of or by the Company.

(Continued)

Receivables from and payables to related parties are recorded net, by entity, where applicable and do not bear interest. Receivables from and payables to related parties represent investment banking and advisory fees, as well as advances to or from related parties, net of operating expenses.

(9) Commitments and Contingencies

(a) Commitments

In June 1994, the Parent entered into a cancelable twenty-year lease for its headquarter facilities. The Parent allocates, on a square-foot basis, monthly rental expense to the Company and some of its affiliates.

An additional facility is leased by the Company under a cancelable lease agreement which has minimum annual rentals as of March 31, 2012 as follows:

2013	$	267,000
2014		273,700
2015		232,800
	$	773,500

The cancellation provision on this lease gives the Company the option to terminate the lease as of January 31st, 2013 or 2014 by (i) giving the Landlord at least twelve months written notice and (ii) paying the Landlord an amount equal to the unamortized transaction costs, as of the termination date, paid by the Landlord in connection with building upgrades in excess of $15,000.

The Company is in the process of renegotiating some of its employment contracts for certain employees. As of March 31, 2012, the estimated minimum future compensation commitments for each of the next three fiscal years are $29,291,400 in 2013, $19,206,500 in 2014 and $18,536,000 in 2014. These amounts are subject to the employees' continued employment with the Company through certain specified dates.

(b) Contingencies

In the normal course of business, the Company, from time to time, may be named as a defendant in litigation actions relating to its business activities. In accordance with ASC 450-20 (Loss Contingencies), the Company will accrue a liability when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company will assess these cases as they arise. There are currently no matters that will have a material adverse effect on the financial condition of the Company.

(10) Net Capital and Other Regulatory Requirements

The Company is subject to the SEC's "Uniform Net Capital Rule" (Rule 15c3-1) and has elected to compute its net capital under the Alternative Net Capital method of this rule which requires that a broker or dealer maintain net capital of not less than $250,000. At March 31, 2012, the Company had net capital of $26,033,800, which was $25,783,800 in excess of its required minimum net capital of $250,000.

(11) Subsequent Events

The Company has evaluated subsequent events for the period from March 31, 2012 through June 11, 2012, the date which the accompanying financial statements were issued.



ROTHSCHILD INC.

(A Wholly-Owned Subsidiary of Rothschild North America Inc.)

Consolidated Statement of Financial Condition

March 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)